THE TURNER CORPORATION
                             375 HUDSON STREET
                          NEW YORK, NEW YORK 10014

                              April 8, 1999


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


            RE:   The Turner Corporation
                  Registration Statement on Form S-3
                  (File No. 333-73351)

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, The Turner Corporation ("Registrant") hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") for withdrawal of the above referenced Registration Statement, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registration Statement was filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system on March 4, 1999.

     The Registration Statement was filed in connection with the proposed sale of Registrant's Common Stock by two of Registrant's stockholders (the "Selling Stockholders"). Each of the Selling Stockholders has requested that the Registrant not complete at this time the registration of the shares which had been proposed to be sold by it under the Registration Statement and that the Registrant withdraw the Registration Statement. In light of the Selling Stockholders' requests, management of the Registrant believes that, since the purpose for which the Registration Statement was originally filed has been eliminated, withdrawal of the Registration Statement is appropriate. The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The Registrant understands that the filing fee for the Registration Statement will not be returned to it.

     Please feel free to call the undersigned at (212) 229-6000 or Jeffrey Bagner of Fried, Frank, Harris, Shriver & Jacobson at (212) 859-8136 if you have any questions or comments.


                                          Sincerely,


                                          /s/ Sara J. Gozo
                                          ------------------
                                          Sara J. Gozo
                                          Vice President, Secretary and
                                          General Counsel


cc:   Jeffrey Bagner, Esq.
      Fried, Frank, Harris, Shriver & Jacobson